17009655

SECU

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68794

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** AND ENDING **12/31/2016**
MM/DD/YY MM/DDNY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SMI Capital Markets LLC** OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11820 Northup Way Suite E 200

Bellevue **WA** **98005**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DALE GARNETT **(206) 499-0158**
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC

5400 West Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DALE GARNETT swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMI CAPITAL MARKETS LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

HOON WON
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
08-02-17

CFO

Notary Public

This report ** contains (check all applicable boxes):

☒(a) Facing Page.

X (b) Statement of Financial Condition.

X(c) Statement of Income (Loss).

X(d) Statement of Changes in Financial Condition.

X(e) Statement of Changes in Stockholders Equity of Partners or Sole Proprietors Capital.

☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

X(g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).

☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

X(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

X(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X(1) An Oath or Affirmation.

☐(m) A copy of the SIPC Supplemental Report.

☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

SMI CAPITAL MARKETS LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2016

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

SMI CAPITAL MARKETS LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors of SMI Capital Markets LLC

We have audited the accompanying statement of financial condition of SMI Capital Markets LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SMI Capital Markets LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 27, 2017

SMI CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Current Assets	
Cash	38,218
Deposits	871
Total current assets	39,089
Total assets	39,089
LIABILITIES AND MEMBER"S EQUITY	
Accounts Payable	50
Member Equity	39,089
Total Liabilities and Equity	39,089

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANTACCOUNTING POLICIES

A) Nature of Business

SMI Capital Markets LLC, formerly known as Park Bridge Securities LLC ("The Company") is a single member limited liability company established in March 2009, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On November 18, 2011, the Company's application with the U.S. Securities and Exchange Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles general accepted in the United States of America. It is the responsibility of management to make sure that the generally accepted accounting principles are followed.

C) Income Taxes

The Company, with the consent of its member, has elected to be treated as a disregarded entity for federal and state income tax purposes. As a result, the taxable income of the Company will be included in the income tax return of its member, in accordance with the provisions of the Internal Revenue Code. As such, there is no provision for income taxes.

The Company has adopted ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2016, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

The Company is subject to routine audits by taxing jurisdiction; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2012

D) Revenue Recognition

Revenue is recognized when the transaction is successfully consummated. Revenue arising from contingent advisory fee assignments is recognized, subject to the absence of uncertainties or the completion of the assignment. Revenue is also recognized when an agreement exists and completion is reasonably expected. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned.

NOTE 1 - SUMMARY OF SIGNIFICANTACCOUNTING POLICIES (concluded)

E) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the Securities Exchange Commission. Under these rules, the Company is required to maintain minimum Net Capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 (as amended).

F) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G) Subsequent Events

The Company has performed an evaluation of subsequent events through January 30, 2017, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2016.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company entered into a management agreement whereby the Company reimburses the owner for certain costs that are shared between the entities. These costs include the use of facilities and other operating expenses. The amount paid to the related party pursuant to the management agreement for the year ended December 31, 2016 totaled $9,250.

As of December 31, 2016, there were no amounts due to the related party.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

All of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December31, 2016 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2016, there were no uninsured amounts.

NOTE 4 - PURCHASE OF COMPANY

On September 1, 2015, 100% of the ownership interests of the Company was purchased by the current owner. The price of said purchase was for $60,000 that was paid in full in US dollars. No financial liabilities were assumed or carried over at the time of the sale.